UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

VIDEOCON d2h NAMES SAURABH DHOOT

EXECUTIVE CHAIRMAN

Dhoot to Bring Next-Generation Leadership and Vision to India’s Fastest Growing Pay-TV Satellite Provider through a New Era of Technology, Content and Marketing Innovation

MUMBAI, INDIA, May xx, 2015 — Saurabh Dhoot has been named Executive Chairman of Videocon d2h, the fastest growing DTH company in India, it was announced today.

In this newly created position as Executive Chairman, Dhoot, 30, will continue to build the Videocon d2h brand and business model, overseeing all operations and strategic direction for the satellite Pay-TV provider, which has amassed more than 13 million digital subscribers since it launched in 2009.

Based in Mumbai, Saurabh Dhoot, who holds an Engineering degree from Imperial College in the United Kingdom, joined Videocon d2h at its inception, serving as Executive Director.

In this position, he was responsible for overseeing the launch of the Pay-TV service and the initial $650 million USD investment. Through Dhoot’s leadership, Videocon d2h has achieved many “firsts” in the Indian DTH industry. This includes the first to launch a 4K Ultra HD channel, the 1000 GB High Definition Digital Video Recorder, Wireless DTH headphones, Radio Frequency DTH Remote and an offering of more than 500 channels and services. These innovations propelled Videocon d2h to grow its subscriber base and become the second largest DTH service in India. Videocon d2h has also been awarded as Asia’s Most Promising DTH Brand 2014 by WCRC &I Brands and The Economic Times’ Best Brand 2014. Videocon d2h has been associated with India’s Premiere Cricket League, IPL as Principal Sponsor of Mumbai Indians for the last three years and is also the Title Sponsor of the International Indian Film Academy Awards Weekend to be held in Malaysia this year.

“I take great pride in all the success we’ve enjoyed at Videocon d2h, and I feel even more excited about what our terrific team and I will accomplish going forward,” said Dhoot. “With 100 million homes expected to be digitalized in the next five years, Videocon d2h will play a leading role in the ‘Digital India’ campaign. We will continue to bring unique content, new mediums of delivery and innovative services to our consumers. With our new capital infusion from the U.S., it is time to begin the next wave of exciting growth and expansion.”

In April 2015, Videocon d2h became the first Indian communications and media company to be listed on the prestigious NASDAQ stock market under the ticker symbol of “VDTH.” The IPO has caught the attention of top U.S. funds with multi-billion dollar funds investing in Videocon d2h, which is now the most valued Indian company on NASDAQ at a market capitalization of $1.2billion.

The IPO was engineered by media investors Harry Sloan and Jeff Sagansky and their Silver Eagle Acquisition Corp. Silver Eagle contributed its $325 million cash, before payment for transaction expenses and warrant repurchases, and the Silver Eagle shareholders now own approximately 38% of the equity in Videocon d2h.

“We have been impressed with both Videocon d2h’s rise in India’s DTH market and Saurabh’s talent, energy and vision in leading that charge,” Sloan said.

Added Sagansky: “Videocon d2h is poised for growth, whether launching new dedicated channels and Services or increasing the level of advertising revenues. Under Saurabh’s guidance, the company is well positioned to maintain and expand its commanding market share.”

Dhoot’s family is the promoter of the Videocon Group, a diversified global conglomerate with an asset base of $10 Billion USD across Oil and Gas, Consumer electronics, Telecom and technology, General Insurance, Retail and is led by group Chairman Venugopal Dhoot.

Note to Editors: About Videocon d2h

Videocon d2h is India’s fastest growing DTH service provider which offers 500 channels & services. Videocon d2h also has 32 Asli “HD” channels & Services & India’s 1st 4K Ultra HD Channel. Videocon d2h offers India’s first 1000 GB High Definition Digital Video Recorder, Wireless DTH Headphones and is the first DTH service provider to have Radio Frequency Remote Control (available with High Definition Digital Set Top Box with unlimited recording). Videocon d2h has more than 1.5 million fans on Facebook which is the highest among Indian DTH players. Powered by the MPEG-4 and DVB-S2 technology, Videocon d2h offers services like 12 PIP Mosaic, d2h Cinema, weather updates and multiple tickers to transform your TV into a hub of entertainment and knowledge. It offers High Definition channels in 1080p, HDD Sound and 16: 9 aspect ratio. Apart from these, it has Active Music which includes 41 Audio / Video active music channels, 24 hours a day. In addition, Videocon d2h provides round-the-clock prompt and efficient customer support in eight languages from the dedicated customer care team present in 6 locations.

# # #

Media Contact:

Jeff Pryor/Priority PR

e. jeff@prioritypr.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 13, 2015

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Director